Filed by Concord EFS, Inc.

Subject Company - Concord EFS, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12 under

the Securities and Exchange Act of 1934

Commission File No. 001-31527

Concord EFS, Inc. issued the following press release today:

contacts: Melinda D. Mercurio Corporate Communications 302.791.8109 mmercurio@concordefs.com Edward Winnick Investor Relations 302.791.8484 ewinnick@concordefs.com

Concord EFS Reports $0.17 Diluted Earnings Per Share

for Second Quarter

Company also announces Board approval of $200 million increase in stock repurchase plan

Memphis, TN – July 29, 2003 – Concord EFS, Inc. (NYSE: CE), a national electronic commerce provider, today announced second quarter revenue growth of 17% with net income and diluted earnings per share up 36% and 46%, respectively. Revenue for the first half of 2003 was up 20% over the first half of 2002, while net income and diluted earnings per share were up 40% and 49%, respectively. Transaction volume grew 19% in the first half of 2003.

Financial Highlights	2nd Quarter			Year to Date
	Quarter Ended June 30,			Six Months Ended June 30,
	2003	2002	%	2003	2002	%
Revenues (in thousands)	$570,046	$488,181	17%	$1,089,905	$909,862	20%
Net Income (in thousands)	$86,116	$63,218	36%	$163,833	$117,427	40%
Diluted Earnings Per Share	$0.17	$0.12	46%	$0.33	$0.22	49%

Second quarter results include merger and acquisition expense of $6.1 million in 2003 in connection with the proposed merger with First Data Corporation, and acquisition, restructuring and write-off charges and litigation settlement charges of $49.8 million in 2002. First half results include merger and acquisition expense of $8.9 million in 2003, and acquisition, restructuring and write-off charges and litigation settlement charges totaling $97.3 million in 2002. The company currently expects merger-related expenses for the full year 2003 to be between $15 million and $18 million, exclusive of investment banking fees payable upon completion of the deal, which is an impact of approximately $0.02 per share. These expenses were not anticipated at the time of, and were not included in, the 2003 earnings guidance range initially provided by the company before the announcement of the merger earlier this year.

“Processing sales were strong in the second quarter and there was good growth in key metrics such as acquired transactions, merchant and quick service restaurant locations, and STARsm network locations,” said Bond R. Isaacson, Concord co-chief executive officer. “Operating and net income margins continue to be solid, although price compression across both segments continues to apply downward pressure on growth trends. In our continuing efforts to improve our overall cost structure, we completed several data center infrastructure projects this quarter, including consolidation of the Core Data and Logix data centers, and we will be intensifying our cost control efforts in the coming months.”

Stock Repurchase

The company also announced that its Board of Directors has approved the repurchase of an additional $200 million of Concord’s common stock beyond the $500 million approved in 2002. Under the repurchase plan, Concord may buy back shares of its outstanding stock from time to time either on the open market or through privately negotiated transactions. As of June 30, 2003, a total of 26.9 million shares at an aggregate cost of $393.5 million had been purchased and retired pursuant to the repurchase plan since the plan was initiated in the third quarter of 2002.

“In light of the proposed merger, we suspended our repurchase of stock in the first half of the year, but we’re looking forward to the opportunity to be back in the market in the third quarter,” said Dan M. Palmer, Concord co-chief executive officer. “We believe that the current low interest rate environment, general market conditions, and our stock’s present market valuation make our stock an attractive investment for Concord.” Market conditions and anticipation of stock repurchase activity prompted the company to liquidate certain third-party securities held for investment in the second quarter, which resulted in a gain on securities of $14.0 million. The securities gain is included in other income.

The timing of any purchases and the number of shares to be purchased will depend on a number of factors, including management’s assessment of market conditions. The stock repurchase program does not include a specific timetable and may be suspended or terminated at any time.

Business Segment Highlights

Network Services.  Network Services revenue increased 6% to $164.1 million on transaction volume growth of 7% in the second quarter 2003. Network Services revenue for the first half of 2003 was $319.2 million, up 6%. Transaction volume increased 11% for the first half of 2003, including 19%

growth in STARsm PIN-secured debit transactions. There are approximately 125.7 million debit cards that display the STAR brand and that may be used at approximately 1,251,100 ATM and point of sale locations for financial transactions and purchases coast-to-coast. Concord currently provides processing for 19.7 million debit cards and approximately 95,600 ATMs.

Payment Services.  Payment Services revenue was $405.9 million in the second quarter 2003, up 22% on transaction volume growth of 29%. Revenue for the first half was $770.7 million, up 27%. Payment Services transactions for the first half of 2003 were up 30%, with continued strong growth across all payment types: acquired credit and signature debit, up 27%; acquired PIN-debit, up 31%; and electronic benefits transfer transactions, up 31%. Payment Services revenue includes interchange fees of $266.4 million in second quarter 2003 as compared to $200.5 million in second quarter 2002, and $497.8 million for the first half of 2003 as compared to $360.4 million in the first half of 2002. Payment Services currently provides payment processing services for approximately 433,000 merchant locations, including 17,600 quick service restaurant locations.

Conference Call Information

A conference call to discuss these results will be held today at 10:00 a.m. CDT (11:00 a.m. EDT) with Dan M. Palmer, co-chief executive officer, Bond R. Isaacson, co-chief executive officer, Edward A. Labry III, president, and Edward T. Haslam, chief financial officer. To listen to the conference call, dial 877-363-0524 (United States) or 630-691-2775 (international), and enter identification number 7423806. A replay of the call will be available beginning July 30 and running through August 6, 2003 by dialing 888-843-8996 (United States) or 630-652-3044 (international), and entering identification number 7423810. To access the slide presentation and listen to the call via the Internet, go to Concord’s investor relations homepage at www.cestock.com and click on the link “Webcast” up to 15 minutes in advance of the call. A replay of the Webcast will be available at the same location from July 30 to August 13, 2003.

Selected Consolidated Financial Data

The following table presents selected consolidated financial data (in thousands, except earnings per share) for the second quarter 2003 and 2002.

	Quarter Ended:
	June 30, 2003	June 30, 2002
Revenue	$570,046	$488,181

Cost of Operations	421,385	331,898

Selling, General and Administrative Expenses	34,428	32,357

Merger, Acquisition, Restructuring and Write-Off Charges	5,562	29,006

Litigation Settlement Charges	—	20,761

Operating Income	108,671	74,159

Investment Income	14,553	19,498

Interest Expense	2,000	2,656

Other Income, net	11,689	6,388

Income Taxes	46,519	34,086

Minority Interest in Subsidiary	278	85

Net Income	$86,116	$63,218

Basic Earnings Per Share	$0.18	$0.12

Diluted Earnings Per Share	$0.17	$0.12

Shares Used For:

Basic Earnings Per Share	486,642	511,673

Diluted Earnings Per Share	498,162	532,638

The following table presents selected consolidated financial data (in thousands, except earnings per share) for the six months ended June 30, 2003 and 2002.

	Six Months Ended:
	June 30, 2003	June 30, 2002
Revenue	$1,089,905	$909,862
Cost of Operations	798,846	613,817
Selling, General and Administrative Expenses	66,254	57,139
Merger, Acquisition, Restructuring and Write-Off Charges	7,949	76,506
Litigation Settlement Charges	—	20,761

Operating Income	216,856	141,639
Investment Income	29,263	39,070
Interest Expense	4,369	5,762
Other Income, net	11,148	6,914
Income Taxes	88,514	64,074
Minority Interest in Subsidiary	551	360

Net Income	$163,833	$117,427

Basic Earnings Per Share	$0.34	$0.23
Diluted Earnings Per Share	$0.33	$0.22
Shares Used For:
Basic Earnings Per Share	486,554	510,186
Diluted Earnings Per Share	496,660	531,455

About Concord EFS, Inc.:

Concord EFS, Inc., a vertically integrated electronic transaction processor, provides the technology and network systems that make payments and other financial transactions faster, more efficient, and more secure than paper-based alternatives. Concord acquires, routes, authorizes, captures, and settles virtually all types of electronic payment and deposit access transactions for financial institutions and merchants nationwide. Concord’s primary activities include Network Services, which provides automated teller machine (ATM) processing, debit card processing, deposit risk management, and STARsm network access principally for financial institutions; and Payment Services, which provides point of sale processing, settlement, and related services, with specialized systems focusing on supermarkets, major retailers, gas stations, convenience stores, restaurants, and trucking companies.

Information Regarding Proposed Merger With First Data

This communication is not a solicitation of a proxy from any security holder of First Data Corporation or Concord EFS, Inc. First Data has filed with the Securities and Exchange Commission (SEC) an amended preliminary joint proxy statement/prospectus concerning the planned merger of Concord with a subsidiary of First Data. This document is not yet final and will be further amended. WE URGE INVESTORS TO READ THE DEFINITIVE VERSION OF THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by First Data will be available free of charge from First Data Investor Relations, 6200 S. Quebec St., Suite 340, Greenwood Village, CO 80111. Documents filed with the SEC by Concord will be available free of charge from Concord Investor Relations, 2525 Horizon Lake Drive, Suite 120, Memphis, TN 38133.

First Data and Concord, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of First Data and Concord, respectively, in connection with the planned merger. Information about the directors and executive officers of First Data and their ownership of First Data stock is set forth in the proxy statement for First Data’s 2003 annual meeting of stockholders. Information about the directors and executive officers of Concord and their ownership of Concord stock is set forth in the proxy statement for Concord’s 2003 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary joint proxy statement/prospectus and by reading the definitive joint proxy statement/prospectus when it becomes available.

Notice to Investors, Prospective Investors and the Investment Community:

Cautionary Information Regarding Forward-Looking Statements

This release may contain or incorporate by reference forward-looking statements made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect management’s expectations, estimates, and assumptions, based on information available at the time of the statement or, with respect to any document incorporated by reference, available at the time that such document was prepared. Forward-looking statements include, but are not limited to, statements regarding future events, plans, goals, objectives, and expectations. The words “anticipate,” “believe,” “estimate,” “expect,” “plan,” “intend,” “likely,” “will,” “should,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties, and other factors, including those set forth below, which may cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by those statements.

Important factors that could cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by those statements include, but are not limited to: (i) the failure to successfully execute our corporate consolidation plans, (ii) the loss of key personnel or inability to attract additional qualified personnel, (iii) the loss of key customers or renewal of customer contracts on less favorable terms, (iv) increasing competition and its effect on our margins, (v) changes in card association rules and practices, (vi) the inability to remain current with rapid technological change, (vii) risks related to acquisitions, (viii) the imposition of additional state taxes, (ix) continued consolidation in the banking and retail industries, (x) business cycles and the credit risk of our merchant customers, (xi) the outcome of litigation involving VISA and MasterCard, (xii) utility and system interruptions or processing errors, (xiii) information theft, (xiv) susceptibility to merchant fraud and credit and fraud risk of entities we sponsor into networks, (xv) changes in card association fees or products, (xvi) automated teller machine market saturation or restrictions on surcharging, (xvii) rules and regulations governing financial institutions and other networks and changes in such rules and regulations, (xviii) the timing and extent of changes in interest rates, (xix) volatility of the price of our common stock, (xx) litigation risks, and (xxi) the receipt of regulatory and shareholder approvals required for the planned merger with First Data Corporation, as well as the timing of the anticipated completion and possible conditions of the planned merger and their consequences.

Concord undertakes no obligation to update or revise any forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events, or changes to future results over time. See the cautionary statements included as Exhibit 99.4 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 as filed on May 9, 2003 for a more detailed discussion of certain of the factors that could cause our actual results to differ materially from those included in the forward-looking statements.

# # #

Concord EFS, Inc. hosted a conference call today to discuss earnings information for its second quarter of 2003 ended June 30, 2003. In connection with the conference call, Concord EFS, Inc. prepared the following slides, which are being made available for review on the Company’s website:

Concord EFS, Inc.

2nd Quarter 2003 Financial Results

Conference Call and Webcast

July 29, 2003

Important Information for Investors

This presentation may contain or incorporate by reference forward-looking statements made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are not guarantees of future performance and involve risks, uncertainties, and other factors which may cause our actual performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by those statements.

Concord undertakes no obligation to update or revise any forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events, or changes to future results over time. Certain factors that could cause actual results to differ materially from those in the forward-looking statements are described on slides 14 and 15. See the cautionary statement included as Exhibit 99.4 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 as filed on May 9, 2003 for a more detailed discussion of certain of the factors that could cause our actual results to differ materially from those included in the forward-looking statements.

Important Information for Investors

This presentation is not a solicitation of a proxy from any security holder of Concord EFS, Inc. or First Data Corporation. First Data has filed with the Securities and Exchange Commission (SEC) an amended preliminary joint proxy statement/prospectus concerning the planned merger of Concord with a subsidiary of First Data. This document is not yet final and will be further amended. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Concord will be available free of charge from Concord Investor Relations and documents filed with the SEC by First Data will be available free of charge from First Data Investor Relations.

Concord and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Concord in connection with the planned merger. Information about the directors and executive officers of Concord and their ownership of Concord stock is set forth in the proxy statement for Concord’s 2003 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary joint proxy statement/prospectus and by reading the definitive joint proxy statement/prospectus when it becomes available.

Financial Highlights

in millions except earnings per share

	Q2 ‘03	% Change vs. Q2 ‘02	1st Half ‘03	% Change vs. 1st Half ‘02
Revenue	$570.0	17%	$1,089.9	20%
Operating Income	$108.7	47%	$216.9	53%
Net Income	$86.1	36%	$163.8	40%
Diluted EPS	$0.17	46%	$0.33	49%

Note: Operating income, net income, and diluted EPS include merger and acquisition costs of $5.6 million in Q2 2003 and $7.9 million in first half 2003. Comparison percentages of these items also include acquisition, restructuring and write-off charges and litigation settlement charges totaling $49.8 million in Q2 2002 and $97.3 million in first half 2002.

First Half Transaction Growth by Type

2003 vs. 2002

Key Metrics

Revenue by Segment

*Interchange fees are included in Payment Services revenue.

Quarter Margin Comparisons

YTD Margin Comparisons

2003 Focus

•	Complete merger with FDC

•	Integration planning for merger

•	New business development and sales initiatives

•	Improve operating efficiencies

•	Build risk management business

Reconciliation

Payment Services Revenue Reconciliation

(Thousands)

	Q2 2002	Q2 2003	Change
Reported revenue	$333,028	$405,919	21.9%
Interchange fees included in revenue	200,472	266,442	32.9%
Revenue, net of interchange fees	$132,556	$139,477	5.2%

Payment Services revenue net of interchange is an alternative GAAP revenue recognition method that we believe is useful to investors because it enables comparison with certain industry peers.

Disclosures

Important Information for Investors

This presentation may contain or incorporate by reference forward-looking statements made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect management’s expectations, estimates, and assumptions, based on information available at the time of the statement or, with respect to any document incorporated by reference, available at the time that such document was prepared. Forward-looking statements include, but are not limited to, statements regarding future events, plans, goals, objectives, and expectations. The words “anticipate,” “believe,” “estimate,” “expect,” “plan,” “intend,” “likely,” “will,” “should,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties, and other factors, including those set forth below, which may cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by those statements.

Important Information for Investors

Important factors that could cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by those statements include, but are not limited to: (i) the failure to successfully execute our corporate consolidation plans, (ii) the loss of key personnel or inability to attract additional qualified personnel, (iii) the loss of key customers or renewal of customer contracts on less favorable terms, (iv) increasing competition and its effect on our margins, (v) changes in card association rules and practices, (vi) the inability to remain current with rapid technological change, (vii) risks related to acquisitions, (viii) the imposition of additional state taxes, (ix) continued consolidation in the banking and retail industries, (x) business cycles and the credit risk of our merchant customers, (xi) the outcome of litigation involving VISA and MasterCard, (xii) utility and system interruptions or processing errors, (xiii) information theft, (xiv) susceptibility to merchant fraud and credit and fraud risk of entities we sponsor into networks, (xv) changes in card association fees or products, (xvi) automated teller machine market saturation or restrictions on surcharging, (xvii) rules and regulations governing financial institutions and other networks and changes in such rules and regulations, (xviii) the timing and extent of changes in interest rates, (xix) volatility of the price of our common stock, (xx) litigation risks, and (xxi) the receipt of regulatory and shareholder approvals required for the planned merger with First Data Corporation, as well as the timing of the anticipated completion and possible conditions of the planned merger and their consequences.